SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 6-K


                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                                April 25, 2005


                        Commission File Number 1-12752


                              Glassworks of Chile
                (Translation of registrant's name into English)


                                  Hendaya 60
                                  Las Condes
                                Santiago, Chile
                   (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                         Form 20-F [X] Form 40-F [ ]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                Yes [ ] No [X]

     NOTICE TO HOLDERS OF AMERICAN DEPOSITARY SHARES EVIDENCED BY AMERICAN
           DEPOSITARY RECEIPTS REPRESENTING DEPOSITED COMMON SHARES
                                      OF
                          CRISTALERIAS DE CHILE S.A.

ONE ADS (CUSIP: 226714103) REPRESENTS THREE COMMON SHARES (ISIN: CLP 331961092)


         NOTICE IS HEREBY GIVEN to Holders of American Depositary Receipts ("ADRs") of CRISTALERIAS DE CHILE S.A. that, pursuant to Section 6.02 of the Amended and Restated Deposit Agreement, dated October 9, 2000 with respect to the Company's ADRs (the "Deposit Agreement"), among CRISTALERIAS DE CHILE S.A., The Bank of New York, as Depositary (the "Depositary") and the Owners and Beneficial Owners of ADRs issued thereunder, the Deposit Agreement will be terminated effective June 21, 2005 (the "Termination Date").

         If any ADRs remain outstanding after the Termination Date, registration of transfers of ADRs will be discontinued, distribution of dividends will be suspended, and the Depositary will give no further notices or, subject to certain limited exceptions, perform any further acts under the Deposit Agreement.

         As a result of the termination of the Deposit Agreement described above, you have until December 21, 2005 to decide if you would like to retain your interest in shares of the Issuer. If you do not surrender your ADRs and request delivery of the underlying Issuer shares by 5:00 p.m., New York City time, on December 21, 2005, the Depositary will use reasonable efforts to sell those shares on or about December 22, 2005, and you will receive the net proceeds of sale upon subsequent surrender of your ADRs.

         If you surrender your ADRs for the purpose of withdrawing the underlying Issuer shares by December 21, 2005, you must pay the fee of the Depositary as provided in Section 2.05 of the Deposit Agreement of up to $5.00 per 100 ADRs (or portion thereof) surrendered, a cable fee of $12.50, and any applicable taxes or governmental charges. Payment should be made to The Bank of New York.

         If you surrender your ADRs to obtain payment of proceeds of sale of Issuer shares after December 21, 2005, the fee of the Depositary as provided in Section 2.05 of the Deposit Agreement of up to $5.00 per 100 ADRs (or portion thereof) surrendered, the expenses of sale and any applicable taxes or governmental charges will be deducted from the payment you will receive.

         For Registered Holders wishing to surrender ADRs, the address of the Depositary is: The Bank of New York, 101 Barclay Street, Floor 22 West, New York, NY 10286. Registered or overnight mail is the suggested method of delivering ADRs to the Depositary. Beneficial Holders should deliver ADRs through their broker to The Bank of New York's DTC Participant Account # 2504.

         Terms used in this Notice and not otherwise defined therein shall have the meanings set forth in the Deposit Agreement.

         For additional information regarding your CRISTALERIAS DE CHILE S.A. ADRs, please contact the Depositary at 1-888-BNY-ADRS (1-888-269-2377).

                                              THE BANK OF NEW YORK,

                                              As Depositary

Dated: April 21, 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  GLASSWORKS OF CHILE
                                  (Registrant)


                                  By: /s/ Benito Bustamante C.
                                      ------------------------
                                      Benito Bustamante C.
                                      Controller

Date:  April 25, 2005